Exhibit 99.1

YANDEX ANNOUNCES RESULTS OF

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MOSCOW and AMSTERDAM, Netherlands — June 27, 2019 — Yandex N.V. (NASDAQ: YNDX), a technology company that builds intelligent products and services powered by machine learning, today announced that all resolutions proposed at Yandex’s 2019 Annual General Meeting of Shareholders (“AGM”), held on Thursday, June 27, 2019, have been approved.

Yandex also announced three re-appointments and two new appointments to its Board of Directors. Rogier Rijnja, Charles Ryan, and Alexander Voloshin were reappointed as non-executive members of the Board of Directors for a three-year term, Mikhail Parakhin was appointed as a non-executive member of the Board of Directors for a one-year term, and Tigran Khudaverdyan was appointed as an executive member of the Board for a one-year term.

The total number of Class A shares eligible to vote at the AGM was 288,869,774, with a total of 288,869,774 voting rights; the total number of Class B shares was 37,748,658, with a total of 377,486,580 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A shares and Class B shares voted together as a single class on all matters at the AGM.

Proposal One — Approval of the extension of the term for the preparation of the 2018 statutory accounts

The below are the results regarding the proposal to approve the extension of the term for the preparation of the 2018 statutory accounts:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
589,806,139	21,656	309,328

Proposal Two — Approval of 2018 statutory accounts

The below are the results regarding the proposal to approve the 2018 statutory accounts of Yandex:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
589,737,924	318,551	80,648

Proposal Three — Discharge of directors

The below are the results regarding the proposal to grant discharge to the directors for their management during the past financial year:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
587,957,242	755,080	1,424,801

Proposal Four — Re-appointment of Rogier Rijnja

The following Director was re-appointed to serve as a member of the Board of Directors for a three-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Rogier Rijnja	579,530,971	9,527,577	1,078,575

Proposal Five – Re-appointment of Charles Ryan

The following Director was re-appointed to serve as a member of the Board of Directors for a three-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Charles Ryan	588,126,763	932,719	1,077,641

Proposal Six – Re-appointment of Alexander Voloshin

The following Director was re-appointed to serve as a member of the Board of Directors for a three-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Alexander Voloshin	498,377,541	90,681,467	1,078,115

Proposal Seven – Appointment of Mikhail Parakhin

The following Director was appointed to serve as a member of the Board of Directors for a one-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Mikhail Parakhin	505,180,944	83,878,031	1,078,148

Proposal Eight – Appointment of Tigran Khudaverdyan

The following Director was appointed to serve as a member of the Board of Directors for a three-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Tigran Khudaverdyan	512,128,092	77,998,362	10,669

Proposal Nine — Cancellation of shares

The below are the results regarding the proposal to cancel Yandex’s 130,000 outstanding Class C shares:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
590,095,012	21,889	20,222

Proposal Ten — Appointment of Auditor

The below are the results regarding the proposal to ratify the selection by the Audit Committee of the appointment of JSC KPMG, an independent registered public accounting firm and the Russian affiliate of KPMG International, as auditors of the Company’s consolidated financial statements for the 2019 financial year (to be prepared under U.S. GAAP), and KPMG Accountants N.V., its Dutch affiliate, as external auditors of the Company’s statutory annual accounts for the 2019 financial year (to be prepared under IFRS):

Number of Votes For	Number of Votes Against	Number of Votes Abstained
589,786,271	345,619	5,233

Proposal Eleven — Amendment to 2016 Equity Incentive Plan

The below are the results regarding the proposal to amend the Company’s 2016 Equity Incentive Plan (the “Plan”) to increase the number of unallocated Class A shares available thereunder to 7.0% of the outstanding share capital of the Company as of March 31, 2019 and to authorize the Board of Directors to grant equity awards and issue Class A shares under the Plan, and to authorize the Board of Directors to exclude the pre-emptive right of subscription for any equity awards to be granted and Class A shares to be issued under the Plan and to authorize the Board of Directors to do anything which may required in connection therewith:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
428,151,933	160,473,542	1,511,648

Proposals Twelve, Thirteen and Fourteen — General designations and authorizations of the Board of Directors

The below are the results regarding the proposal to authorize the Board of Directors to issue ordinary shares up to 20% of the issued share capital and preference shares up to the authorized share capital of the Company for a period of five years from the date of the AGM:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
403,768,280	185,580,106	788,737

The below are the results regarding the proposal to authorize the Board of Directors to exclude pre-emptive rights of the existing shareholders in respect of the issue of ordinary shares and preference shares for a period of five years from the date of the AGM:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
404,968,204	184,377,466	791,453

The below are the results regarding the proposal to authorize the Board of Directors for a period of 18 months to repurchase shares in Yandex up to a maximum of 20% of the issued share capital from time to time:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
501,376,068	88,752,439	8,616

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For further information, please visit http://company.yandex.com or contact:

Yandex N.V.

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Press Office:

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

About Yandex N.V.

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 34 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company